UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42568

EPSIUM ENTERPRISE LIMITED

c/o Companhia de Comércio Luz Limitada

Alameda Dr. Carlos D’assumpcao

Edf China Civil Plaza 235-243, 14 Andar P

Macau, SAR China

+853-2857-5252

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 10, 2025, EPSIUM ENTERPRISE LIMITED. (the “Company”) has issued a press release to clarify market speculations regarding the recent unusual trading activity in its shares. Such trading activity is not related to any changes in its underlying business fundamentals, financial performance, or any undisclosed material developments.

A copy of the press release is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPSIUM ENTERPRISE LIMITED

Date: September 10, 2025	By:	/s/ Son I Tam
	Name:	Son I Tam
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated September 10, 2025 – EPSIUM Enterprise Limited Responds to Recent Unusual Trading Activity

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